DR PEPPER SNAPPLE GROUP, INC.
5301 Legacy Drive
Plano, Texas 75024
June 14, 2010
John Reynolds
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Dr Pepper Snapple Group, Inc. Definitive Proxy Statement on Schedule 14A Filed March 30, 2010 File No. 001-33829
Dear Mr. Reynolds:
This letter sets forth the responses of Dr Pepper Snapple Group, Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 25, 2010 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.
References in the “Response:” sections below to “Company”, “we”, “our”, or “us” refer to Dr Pepper Snapple Group, Inc. and its consolidated subsidiaries, unless the context requires otherwise.
General
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company’s executive compensation department (excluding any executive officers) undertook a detailed review of its compensation programs in connection with preparation of the Proxy Statement to determine if disclosure was required under Item 402(s) of Regulation S-K. This review included a complete collection and itemization of each compensation and incentive program in the Company, the performance metrics used, the goal setting process, the method for determining awards and the review and approval process. All aspects of each program were analyzed relative to a set of criteria used to gauge potential outcomes and the impact on risk taking. The results of the Company review were separately reviewed by the Company’s outside compensation advisors. The conclusion of these reviews was that the design of the Company’s various compensation and incentive programs did not create risks that are reasonably likely to have a material adverse effect on the Company. These findings were reported to our senior management team and to our Compensation Committee of the Board of Directors. The conclusion, after discussion, was that no disclosure was necessary in response to Item 402(s) of Regulation S-K.
Compensation Committee, page 12
2.	In future filings, please disclose whether the decision to engage the compensation consultant or its affiliates for the services unrelated to executive compensation was made or recommended by management. See Item 407(e)(3)(iii)(A) of Regulation S-K.

Response:

Decisions made to engage the compensation consultant for services unrelated to executive compensation are made by management and approved by the Compensation Committee. We will clarify our disclosure regarding this process in future filings when compliance with this Item of Regulation S-K is required.
Compensation Discussion and Analysis, page 20
3.	We note that the Management Incentive Plan included segment operating profits and operating metrics. The company, however, has not provided quantitative disclosure of these targets. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Response:

The performance measures used by the Company in its Management Incentive Plan of 2009 (“MIP”) for its Named Executive Officers (“NEOs”) and other key employees consisted of Earnings Per Share, Company Net Sales, Company Net Income, Company Gross Profit, Segment Operating Profit, Operating Metrics and SOX Implementation. As noted in the SEC comment letter quantitative disclosure was not provided for segment operating profits and operating metrics.

Segment Operating Profit

After receipt of your comment letter, we reviewed our decision regarding our MIP disclosure that we made in connection with Segment Operating Profit metric in the Proxy Statement. In preparing the Proxy Statement, we concluded that disclosing targets that were determined based on consolidated financial information was meaningful to the reader, but that disclosing only the percentage of the Segment Operating Profit metric achieved was a sufficient level of information for the reader — only two NEOs had Segment Operating Profit as a metric and it was weighted at only twenty percent of their MIP. Based on the review of our decision, we still believe that disclosure of the percentage of achievement of the Segment Operating Profit metric provides sufficient information to the reader and is appropriate for the Segment Operating Profit metric.

Operating Metrics

With respect to the use of Operating Metrics, the Company operates in a highly competitive business. The Company’s Operating Metrics, more particularly discussed below, were developed by the Company and are used for internal operating and compensation purposes. The specific target information (including numeric or other target specifics) also provides information and insight about our business that would not otherwise be available to the public. While some (but not all) of these operating metrics may not be unique to the industry, the methodology used by the Company was developed internally and the specific target information constitutes confidential commercial and financial information. Moreover, if disclosed, competitors could use the information in a manner that would cause substantial competitive harm to the Company. Therefore, in reliance on Instruction 4 to Item 402(b) of Regulation S-K and for the reasons discussed in more detail below, we respectfully submit to the Staff that the Company’s non-disclosure of specific information regarding these Operating Metrics is appropriate given the competitive harm that we would experience as a result of such disclosure. Courts have held that commercial or financial information may be considered confidential “if disclosure of [such] information is likely to ... cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Another test is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971); Board of Trade of Chicago v. Commodity Futures Trading Commission, 627 F.2d 392, 404 (D.C. Cir. 1980). The types of information that courts have held are within the scope of the exemption are broad and include, without limitation: information regarding the method of pricing and cost increases; contractual pricing provisions; sales and profit data; and business sales statistics, such as total net sales, total costs and expenses, operating costs, gross sales and renegotiable sales. Burke Energy Corp. v. Department of Energy for the United States of America, 583 F. Supp. 507, 511 (D. Kan. 1984) (cites omitted). Even information required to be disclosed by the Commission’s regulations, such as compensation targets, can be deemed confidential. The Division of Corporation Finance has itself noted in Staff Legal Bulletin No. 1 that “[s]ometimes disclosure of information required by the regulations can adversely affect a company’s business and financial condition because of the competitive harm that could result from the disclosure.” Confidential Treatment Requests, Division of Corporation Finance Staff Legal Bulletin No. 1A, Fed. Sec. L. Rep. (CCH) ¶60,001 (February 28, 1997 (Addendum Included: July 11, 2001)).

The Company competes with a number of beverage corporations including two very large, well capitalized companies with significantly greater resources. A key to our success has been to develop operational strategies that take advantage of our on-the-ground customer knowledge and certain operational efficiencies that have been developed over time. We have developed a series of key metrics that we use to measure our progress and reward our executives and key employees. Included in the operating metrics used in 2009 and disclosed in the Proxy Statement were the following key measures: trade spending effectiveness, new route penetration, inventory break and shrink, inventory obsolescence, overall equipment effectiveness, SKU rationalization, and market share. The application of each of these measures varies by the business unit of the particular incentive plan participant. In a number of these areas, we have over the years developed confidential, proprietary methods for measuring our results. Disclosure of either our methods of measurement, specific target information or our standards of achievement would allow our two main competitors, as well as other competitors, to potentially duplicate these methodologies and otherwise provide significant information and insight into our business to which they would not otherwise have access. Disclosure of this information would competitively harm the Company since it would enable our main competitors to (1) determine our areas of emphasis for trade spend, (2) evaluate methods in which they may become more effective in certain lines of business, and (3) learn from our experience and seek to replicate our success and take advantage of our weaknesses. Overall, the disclosure of this information would not provide any meaningful data to investors, but would provide very meaningful information to our competitors.
In connection with the above, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
If you have any questions or comments regarding this letter, please contact Martin Ellen at 972-673-4685 or Wayne Lewis at 972-673-7376.

DR PEPPER SNAPPLE GROUP, INC.
By:	/s/ Martin M. Ellen
Martin M. Ellen,
Executive Vice President and Chief Financial Officer

cc:	Mr. Bryan McAllister Mr. Ryan Milne Mr. Damon Colbert Ms. Pamela Howell

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